

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170154

DIVISION OF
CORPORATION FINANCE

February 15, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Wells Fargo & Company

Dear Ms. Ising:

This is in regard to your letter dated February 14, 2017 concerning the shareholder proposal submitted by the Unitarian Universalist Association and Oliver and Jennifer Blackman for inclusion in Wells Fargo's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Wells Fargo therefore withdraws its December 23, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ryan J. Adams
Attorney-Adviser

cc: Timothy Brennan
Unitarian Universalist Association
tbrennan@uua.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

February 14, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of Unitarian Universalist Association and Clean Yield Asset Management
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 23, 2016, we requested that the staff of the Division of Corporation Finance concur that our client, Wells Fargo & Company (the "Company"), could exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statement in support thereof submitted by Unitarian Universalist Association and Clean Yield Asset Management (the "Proponents").

Enclosed as Exhibit A are communications between the Company and the Proponents verifying that each of the Proponents has withdrawn the Proposal. In reliance on these communications, we hereby withdraw the December 23, 2016 no-action request.

Please do not hesitate to call me at (202) 955-8287 or Mary E. Schaffner, Senior Vice President and Senior Company Counsel, at (612) 667-2367 if you have any questions.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Mary E. Schaffner, Senior Vice President and Senior Company Counsel
Willie J. White, Esq., Counsel
Timothy Brennan, Unitarian Universalist Association
Shelley Alpern, Clean Yield Asset Management

EXHIBIT A

From: Shelley Alpern [mailto:shelley@cleanyield.com]
Sent: Friday, February 10, 2017 1:51 PM
To: Tim Brennan; Schaffner, Mary (Legal)
Cc: Oliphant, Betsy; Branca, Michael
Subject: Re: Wells Fargo & Company-Withdrawal of Unitarian Universalist Association/Clean Yield Asset Management Stockholder Proposal

Mary, et al,

I too acknowledge the receipt of the letter attached to your email sent on February 9, 2017 (and also sent overnight and received today). Clean Yield withdraws our proposal on behalf of our clients Oliver and Jennifer Blackman, based on that letter and the undertakings it contains.

Best regards,

Shelley Alpern
Director of Social Research & Shareholder Advocacy
Clean Yield Asset Management
(802) 526-2525, x 103
(617) 970-8944 (cell)

From: Tim Brennan <TBrennan@uua.org>
Date: Friday, February 10, 2017 at 1:37 PM
To: "Mary E. Schaffner" <Mary.E.Schaffner@wellsfargo.com>, Shelley Alpern <shelley@cleanyield.com>
Cc: Betsy Oliphant <Betsy.Oliphant@wellsfargo.com>, "Michael.Branca@wellsfargo.com" <Michael.Branca@wellsfargo.com>
Subject: Re: Wells Fargo & Company-Withdrawal of Unitarian Universalist Association/Clean Yield Asset Management Stockholder Proposal

Mary,

I acknowledge the receipt of the letter attached to your email sent on February 9, 2017 (and also sent overnight and received today). On behalf of the UUA, based on that letter and the undertakings it contains, the UUA withdraws the proposal.

Tim

Tim Brennan | Treasurer & CFO
Phone (617) 948-4305 | tbrennan@uua.org
uua.org | Twitter | Facebook


UNITARIAN
UNIVERSALIST
ASSOCIATION

24 Farnsworth Street
Boston, MA 02210-1409
www.uucef.org

From: "Mary.E.Schaffner@wellsfargo.com" <Mary.E.Schaffner@wellsfargo.com>
Date: Thursday, February 9, 2017 at 5:50 PM
To: Tim Brennan <tbrennan@uua.org>, Shelley Alpern <shelley@cleanyield.com>
Cc: "Betsy.Oliphant@wellsfargo.com" <Betsy.Oliphant@wellsfargo.com>, "Michael.Branca@wellsfargo.com" <Michael.Branca@wellsfargo.com>
Subject: Wells Fargo & Company-Withdrawal of Unitarian Universalist Association/Clean Yield Asset Management Stockholder Proposal

RE: Letter re: Statement of Code of Ethics & Sustainability Objectives in Incentive Compensation for Sr. Executives

Tim and Shelley:

Attached to this email is my signed letter regarding Wells Fargo's statement for inclusion in our upcoming interim Corporate Social Responsibility Report for 2016. Hard copies of this letter are being overnighted as well. Based on our delivery of this letter, we will have taken the last necessary step for your withdrawal of UUA's and Clean Yields stockholder proposal, as outlined in your email to me. I will ask our outside counsel to file what is needed to withdraw the proposal, and will treat the proposal as withdrawn.

Thank you both for your work on this!

MARY E. SCHAFFNER | SENIOR VICE PRESIDENT AND SENIOR COMPANY COUNSEL
WELLS FARGO & COMPANY | LAW DEPARTMENT
90 South 7th Street | MAC N9305-173 | Minneapolis, MN 55402
Phone: 612-667-2367 | Fax: 612-667-5828 | Email: mary.e.schaffner@wellsfargo.com


WELLS
FARGO

Wells Fargo Law Department
1700 Wells Fargo Center-
N9305-173
90 South 7th Street
Minneapolis, MN 55402

Mary E. Schaffner
Senior Vice President and
Senior Company Counsel
Tel: 612/667-2367
mary.e.schaffner@wellsfargo.com

VIA EMAIL AND FEDERAL EXPRESS

February 9, 2017

Mr. Tim Brennan
Treasurer & CFO
Unitarian Universalist Association
24 Farnsworth Street
Boston, MA 02210-1409

Ms. Shelly Alpern
Director of Research & Advocacy
Clean Yield Asset Management
16 Beaver Meadow Road
P.O. Box 874
Norwich VT 05055

RE: Wells Fargo & Company—Stockholder Proposal re: Code of Ethics and Sustainability Objectives in Executive Compensation

Dear Tim and Shelley:

First, Betsy Oliphant, Mike Branca, and I would like to thank you, on behalf of on behalf of Wells Fargo & Company, for your willingness to listen to, and consider the information we shared with you about how Wells Fargo considers, and incorporates into compensation decisions for its senior leaders, compliance with its Code of Ethics and Business Conduct and sustainability objectives, including objectives related to diversity and inclusion, as well as environmental sustainability. We at Wells Fargo recognize that the stockholder proposal your organizations submitted for inclusion in Wells Fargo's proxy materials for its 2017 Annual Meeting may have been the catalyst for our discussions, but we believe that the proposed statement developed through our discussions with you was a positive outcome for all concerned.

Based on our call on Friday, you asked us to prepare and submit to you for your approval a letter confirming Wells Fargo & Company's agreement to include the statement set forth below in its in 2016 interim Corporate Social Responsibility ("CSR") Report, and in future CSR or similar reports Wells Fargo may use to communicate this information. We expect that our 2016 CSR Report will be released in late April, 2016, and posted on our website, www.wellsfargo.com, approximately one week later.

Specifically, Wells Fargo will include the following:

> Consistent with our commitment to ethics, diversity and inclusion, and environmental sustainability, the Human Resources Committee of our Board of Directors considers compliance with our Code of Ethics and Business Conduct in determining annual compensation awards for our CEO and the other executive officers named in our proxy statement. Our Code of Ethics and Business Conduct discusses Wells Fargo's commitment to ethical business dealings, supporting communities, respecting human rights, and protecting the


Together we'll go far

> environment. In addition, several of Wells Fargo's business functions and product teams have performance metrics that are directly linked to sustainability. For example, environmental performance is considered when assessing the compensation of key leaders in our Supply Chain Management, Corporate Properties, Government and Community Relations, and clean technology corporate banking groups.

Assuming this letter accurately reflects our discussions with you, each of you agree to withdraw the stockholder proposal co-filed by the Unitarian Universalist Association and Clean Yield Asset Management, as Wells Fargo stockholders and co-proponents. We and each of you agree that an email from Tim Brennan directed to me, on behalf of both organizations, withdrawing the Proposal, will be sufficient to evidence its official withdrawal for Wells Fargo's 2017 Annual Meeting.

We appreciate the opportunity to speak with you in person over the course of this matter, and we will keep you apprised of the timing of our CSR Report.

Very truly yours,



Mary E. Schaffner

c: Anthony Augliera, Corporate Secretary
Betsy Oliphant, Senior Counsel
Michael Branca, Head of Compensation

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

December 23, 2016

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
Eising@gibsondunn.com

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of Unitarian Universalist Association and Clean Yield Asset Management
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wells Fargo & Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Unitarian Universalist Association and Clean Yield Asset Management (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if either Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be sent at the same time to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED:** Shareholders request the Board Compensation Committee assess the feasibility of integrating responsiveness to sustainability metrics and Code of Ethics Business Conduct ("Code") into the performance measures of senior Wells Fargo executives under the Company's compensation incentive plans and report the results to shareholders.

Copies of the Proposal, supporting statement and related correspondence with the Proponents are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented" and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.*, *Wal-Mart Stores, Inc.* (avail. Mar. 25, 2015); *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp.* (Burt) (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

The Company has substantially implemented the Proposal because the Human Resources Committee (the "HRC") of the Company's Board of Directors (the "Board") regularly assesses metrics to be included in the Company's compensation programs applicable to its senior executives and has already integrated responsiveness to sustainability metrics and the Company's Code of Ethics Business Conduct ("Code"),[1] into the Company's incentive compensation plans for executives, as discussed below. Specifically, the Code, which applies to all team members, including executive officers, addresses both sustainability and ethics and is incorporated into the Company's compensation programs, and the Code is reinforced through the Company's compensation and performance management practices. Moreover, as discussed below, the Company reports to stockholders in its annual proxy statement and other filings on these matters. Thus, the HRC has taken actions that address the Proposal's essential objectives, and the Proposal is excludable under Rule 14a-8(i)(10).

A. The Role Of And Decisions By The HRC Regarding Incentive Compensation For Senior Executives

As reflected in the charter of the HRC and the Company's 2016 proxy statement (the "2016 Proxy Statement"), the HRC discharges the Board's responsibilities relating to the "overall compensation strategy for the Company and the compensation of the Company's executive officers."[2] These responsibilities include "evaluate[ing] and approv[ing] compensation plans, policies and programs of the Company applicable to executive officers." In this capacity, the

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[1] The Company's Code of Ethics & Business Conduct is available at https://www08.wellsfargomedia.com/assets/pdf/about/corporate/code-of-ethics.pdf.

[2] *See* Wells Fargo & Company Human Resources Committee Charter, *available at* https://www08.wellsfargomedia.com/assets/pdf/about/corporate/human-resources-committee-charter.pdf. *See also* 2016 Proxy Statement, p. 21, available at https://www.sec.gov/Archives/edgar/data/72971/000119312516506771/d897049ddef14a.htm.

HRC has determined that incentive compensation paid to the Company's senior executive officers shall consist of annual incentive awards and long-term equity incentives.

B. The HRC Has Assessed And Determined To Include Responsiveness To Sustainability Metrics And The Code As Factors In Determining Incentive Compensation Paid To The Company's Senior Executives

As discussed below, the HRC already considers responsiveness to sustainability metrics and the Code when assessing whether senior executives, based on their performance, have earned incentive compensation. Thus, as part of the decision-making process whereby the HRC determined to integrate those factors into the Company's senior executive officer incentive compensation program, the HRC already "assess[ed] the feasibility" of integrating "responsiveness to sustainability metrics and [the] Code . . . into the performance measures of senior Wells Fargo executives under the Company's compensation incentive plans."

With respect to responsiveness to the Code, the HRC determined it is feasible and in fact includes the following factors in determining whether, based on their performance, senior executives earned incentive compensation:

- Senior leader performance objectives for annual incentive compensation awards typically include leadership expectations that consider their performance relative to the Company's Vision and Values[3] and consideration of compliance with the Code. The HRC assesses these factors to determine the annual incentive award for our senior executives.

- For annual incentive awards payable to the Company's named executive officers, the HRC may adjust the amount payable, if the HRC determines that the named executive has failed to comply with our Code of Ethics and Business Conduct. [4]

- For annual incentive compensation awards to other executive officers, the HRC has adopted the Wells Fargo Bonus Plan (the "Annual Plan"),[5] which includes Code non-compliance as a negative performance measure. Specifically, the Annual Plan

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[3] The Vision and Values of Wells Fargo, *available at* https://www.wellsfargo.com/about/corporate/vision-and-values/index, include the values of "Ethics" and "What's right for customers".

[4] 2016 Proxy Statement, p. 45.

[5] The Wells Fargo Bonus Plan, effective January 1, 2011, filed as Exhibit 10(c) to the Company's Form 10-Q for the fiscal year ended March 31, 2011, *available at* https://www.sec.gov/Archives/edgar/data/72971/000095012311046097/f58691exv10wc.htm.

provides that each participant's incentive opportunity under the Annual Plan may be adjusted or denied (regardless of meeting individual performance measures or the Company meeting the corporate performance goal) for "unsatisfactory performance or non-compliance with or violation of Wells Fargo's . . . Code of Ethics and Business Conduct." Further, violation of the Code by the participant and/or the participant's supervisor is grounds for "disqualification from further participation in the [Annual] Plan (including awards payable under the terms of the [Annual] Plan)." In other words, participation in the Annual Plan (and payment of incentive compensation received thereunder) is directly dependent on the participant's adherence to the Code. Moreover, the Company's Code applies to "all team members, including officers, as well as directors of Wells Fargo & Company and its subsidiaries."

- For long-term incentive compensation awards, including those granted to the Company's senior executives, the Board adopted—upon recommendation of the HRC—the Wells Fargo & Company Long-Term Incentive Compensation Plan (the "Long-Term Plan"). Under the Long-Term Plan, the HRC and the Board have incorporated performance conditions into all equity awards granted to the Company's executive officers that allow the HRC to cancel all or any unpaid portion of an award if an executive officer engages in "any conduct that constitutes 'cause,'"[6] with "cause" defined to include "violation of . . . the Company's . . . Code of Ethics and Business Conduct."[7]

With respect to sustainability, the Proposal indicates that sustainability includes "progress on diversity" but also other "environmental, social and governance factors." The HRC determined it was feasible and in fact includes the following sustainability factors in determining whether, based on their performance, senior executives have earned incentive compensation:

> The HRC considers diversity and inclusion goals when determining the incentive awards of Company senior executives. As indicated in the 2016 Proxy Statement, among other factors, the HRC considered "progress on diversity and inclusion initiatives" in making the 2015 annual incentive compensation award determinations for business line leaders, which includes executive officers.[8] The same considerations are expected to be applied for

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[6] 2016 Proxy Statement, p. 47.

[7] *See*, *e.g.*, Exhibit B to the Performance Share Award Agreement, *available at* https://www.sec.gov/Archives/edgar/data/72971/000007297116001045/wfc-12312015xex10a.htm.

[8] 2016 Proxy Statement, p. 50.

> 2016 annual incentive awards. Further, the CEO's 2015 annual incentive compensation award was based in part on an assessment of the degree to which he had been "living [the Company's] Vision and Values, as reflected by continued progress on diversity and inclusion initiatives focused on supplier diversity, service of more diverse markets, team member diversity, and advocacy which includes education, team member participation, and mentoring."

Moreover, as a result of the Proposal's broad definition of sustainability and the Code's discussion of sustainability matters, all of the Code-related factors that the HRC includes when determining senior executives' incentive compensation also implement the sustainability factors addressed in the Proposal. In this regard, the Code discusses ethical business dealings as well as the Company's commitment to supporting communities, respecting human rights, and protecting the environment, among other things. Statements in the Code also indicate that the Company has a responsibility to respect human rights, wants to be known as a "trusted neighbor in the communities where [it] live[s] and operate[s]," and "strive[s] to respect human rights throughout [its] operations and [its] products and services, including consistent treatment among people, employee well-being and security, economic and social freedom, and environmental stewardship."[9] The Code encourages volunteering and charitable contributions to this effect, stating: "[e]ach of us can help support efforts to eliminate modern slavery, exploitation and human trafficking abuses."[10] The Code reiterates that the "Company is committed to integrating environmental mindfulness into all we do and accelerating environmental sustainability."[11] The Code also encourages every team member to "support efforts to advance environmental sustainability in . . . operations and . . . communities." The Code, thus, unambiguously focuses on many sustainability matters. Given that the HRC considers adherence to the Code in determining executive officers' incentive awards, the Code's sustainability goals are included in that determination by design.

C. The Company Reports To Stockholders On The Integration Of Responsiveness To Sustainability Metrics And The Code As Factors In Determining Incentive Compensation Paid To The Company's Senior Executives

The Company reports in its annual proxy statement to stockholders, and will continue to report, any determinations regarding named executive officer compensation impacted by metrics

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[9] Code, p. 19.

[10] *Id.*

[11] *Id.*

relating to sustainability or the Code, as required by Item 402 of Regulation S-K. Moreover, the fact that failure to comply with the Code may be used as a negative performance metric to adjust or deny incentive awards has been disclosed in the Company's past proxy statements. For example, the 2016 Proxy Statement states:

> The HRC may adjust or eliminate incentive compensation awards, regardless of achieving applicable financial performance goals or individual qualitative objectives, if the HRC determines that a named executive has failed to comply with our Code of Ethics and Business Conduct or with our policies on information security, regulatory compliance, and risk management or does not meet qualitative individual performance goals related to diversity and inclusion. Consideration of individual performance reflects all four of our compensation principles.[12]

In addition, as noted above, all executive officers' equity awards are subject to forfeiture if an executive officer engages in "any conduct that constitutes 'cause.'"[13] As disclosed in the 2016 Proxy Statement, "any conduct that constitutes 'cause'" (which, as discussed above, includes any violation of the Code) is a "performance-based vesting condition[]" applicable to all executive officers' equity awards.[14]

Thus, the Proposal's request that the HRC "report . . . to shareholders" on the results of their assessment regarding "the feasibility of integrating responsiveness to . . . [the] Code of Ethics Business Conduct . . . into the performance measures of senior Wells Fargo executives under the Company's compensation incentive plans" has been substantially implemented by the Company's disclosure in proxy statements and other filings.

D. Discussion

When a company has already acted favorably on an issue addressed in a stockholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its stockholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals that pertained to executive compensation where the company had already addressed each element requested in the proposal. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 25, 2015), the Staff concurred that the company could exclude under Rule 14a-8(i)(10) a stockholder proposal requesting inclusion of "employee engagement" as a metric in determining senior

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[12] 2016 Proxy Statement, p. 45.

[13] 2016 Proxy Statement, p. 47.

[14] *Id.*

executives' incentive compensation where, as disclosed in the proxy statement, the company already provided that each executive officer's compensation under its annual incentive plan could be reduced by up to 15% based on the extent to which he or she contributed to diversity and inclusion. *See also General Electric Co.* (avail. Jan. 23, 2010) (concurring with the exclusion of a proposal requesting that the board explore with certain executive officers the renunciation of stock option grants where the board had conducted discussions with the executive officers on that topic); *AutoNation Inc.* (avail. Feb. 16, 2005) (concurring with the exclusion of a proposal requesting that the board seek stockholder approval for future "golden parachutes" with senior executives where, after receiving the proposal, the company adopted a policy to submit any such arrangements to stockholder vote); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting Intel's board to submit to a stockholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a stockholder vote on most, but not all, forms of company stock plans).

In the current instance, we note that the Company has arguably done even more than the Proposal requests: the HRC regularly assesses metrics to be included in the Company's compensation programs applicable to its senior executives and has already integrated responsiveness to sustainability metrics and the Code into the Company's incentive compensation plans for executives. Moreover, as discussed above, the Company reports through the Company's annual proxy statement and other filings on these matters, and the Code is publicly available on the Company's website. Thus, like with the proposal in *Wal-Mart Stores*, the Company's existing compensation program for senior executives—as assessed and approved by the HRC—substantially implements the Proposal. Accordingly, based on the actions taken by the HRC, the Proposal may be properly excluded from the Company's 2017 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Mary E. Schaffner, Senior Vice President and Senior Company Counsel, at (612) 667-2367.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Mary E. Schaffner, Senior Vice President and Senior Company Counsel
Willie J. White, Esq., Counsel
Timothy Brennan, Unitarian Universalist Association
Shelley Alpern, Clean Yield Asset Management

EXHIBIT A

By Overnight Mail

October 4, 2016

Mr. Anthony R. Augliera
Corporate Secretary
Wells Fargo & Company
MAC# D1053-300
301 South College Street, 30th Floor
Charlotte, NC 28202

Re: Shareholder proposal

Dear Mr. Augliera:

UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan

Treasurer and Chief Financial Officer

The Unitarian Universalist Association (UUA), a holder of 8,151 shares in Wells Fargo & Co., is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Board Compensation Committee assess the feasibility of integrating responsiveness to sustainability metric and Code of Ethics Business Conduct into the performance measures of senior Wells Fargo executives under the Company's compensation incentive plans and report the results to shareholders. The UUA will be joined in this filing by Clean Yield Asset Management who will submit documentation separately.

The Unitarian Universalist Association (UUA) is a faith community of more than 1000 self-governing congregations that brings to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $174 million, the earnings from which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the long-term value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475

uua.org

Verification that we are beneficial owners of the requisite shares of Wells Fargo & Co. is enclosed. If you have questions or wish to discuss the proposal, please contact me by email at tbrennan@uua.org or by phone at 617-948-4305.

Yours very truly,



Timothy Brennan

C: Shelley Alpern, Clean Yield Asset Management

Enclosure: Shareholder resolution
Verification of ownership



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

10/5/2016

To Whom It May Concern:

The Unitarian Universalist Association has consistently held 8,151 shares of WELLS FARGO & CO, CUSIP [redacted] in account number [redacted]. The asset has been held in custody for more than a one year period, preceding and including October 4, 2016. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Tadhg O'Donnell
Client Service
State Street Corporation
Wealth Manager Services
(816) 871-7557

Linking Executive Pay to Ethical Business Conduct and Sustainability

RESOLVED: Shareholders request the Board Compensation Committee assess the feasibility of integrating responsiveness to sustainability metrics and Code of Ethics Business Conduct ("Code") into the performance measures of senior Wells Fargo executives under the Company's compensation incentive plans and report the results to shareholders.

SUPPORTING STATEMENT:

Effectively managing for sustainability offers positive opportunities for companies and, we believe, should be one key metric by which executives are evaluated. Wells Fargo has published in-depth information about its sustainability leadership and how this is good business for the bank. The bank also strongly endorses their Code as guiding principles for employees.

However, widespread fraud impacting 2 million customer accounts, a fine of $185 million by the Consumer Financial Protection Bureau and dismissal of 5,300 bank employees highlights the urgent necessity of setting new standards for compensation and bonuses that reinforce ethical behavior and penalize irresponsible or illegal behavior.

Linking sustainability metrics and Wells Fargo Code of Ethics and Business Conduct to executive compensation could reduce risks, incent employees to meet sustainability and ethical goals and increase accountability. Examples might include: greenhouse gas emission reduction measurements, whether employee behavior violated Wells Fargo's Code, progress on diversity, how often the bank was fined or faced legal action.

Numerous studies suggest companies that integrate environmental, social and governance factors into their business strategy and executive compensation formulas reduce reputational, legal and regulatory risks and improve long-term performance.

And numerous companies already include sustainability and ethical conduct as a factor in bonus pay as they evaluate executive performance. This includes companies like Intel and IBM.

According to the largest study of CEOs on sustainability to date (*CEO Study on Sustainability 2013*, UN Global Compact and Accenture):

- 76 percent believe embedding sustainability into core business will drive revenue growth and new opportunities.
- 93 percent regard sustainability as key to success.

- 86 percent believe sustainability should be integrated into compensation discussions, and 67 percent report they already do.

The Glass Lewis report *In Depth: Linking Executive Pay to Sustainability* (2016) finds a "mounting body of research showing that firms that operate in a more responsible manner may perform better financially."

A 2012 report by the United Nations Principles for Responsible Investment and the UN Global Compact found "the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value."

In addition, having a clear signal that compensation is linked to living up to the bank's Code and "Vision and Values" reinforces positive ethical conduct. We believe the consumer fraud and resultant scandal should be addressed in part by amending the executive pay and bonus formula.

Adopting this proposal may mitigate risks associated with CEO and executive pay and encourage more sustainable operations. The proponents encourage shareholders to vote in support.

Extremely Urgent

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DEREK METZLER
617-948-6112
UNITARIAN UNIVERSALIST ASSN
24 FARNSWORTH ST FL 1
BOSTON MA 02210

1 LBS 1 OF 1
DATE: 10/06/16



SHIP TO: WELLS FARGO
301 SOUTH COLLEGE ST
MAC D1053 300
ATTN CORPORATE SECTRATARY
CHARLOTTE NC 28202

FISMA & OMB Memorandum M-07-16

NC 282 9-01

1



BILLING: P/P

REF: D

AMC 4.50 ZEBRAGX420D 76.5V 07/2016


EXTREMELY URGENT
UPS Next Day Air®

Serving you for more than 100 years
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International Shipping Notice — Carriage hereunder may be subject to the rules relating to liability and other terms and/or conditions established by the Convention for the Unification of Certain Rules Relating to International Carriage by Air (the "Warsaw Convention") and/or


WELLS
FARGO

[Wells Fargo & Company]

Wells Fargo Law Department
1700 Wells Fargo Center-
N9305-173
90 South 7th Street
Minneapolis, MN 55402

Mary E. Schaffner
Senior Vice President and
Senior Company Counsel
Tel: 612/667-2367
mary.e.schaffner@wellsfargo.com

October 20, 2016

VIA OVERNIGHT MAIL
Unitarian Universalist Association
c/o Timothy Brennan
Treasurer and Chief Financial Officer
24 Farnsworth Street
Boston MA 02210-1409

Dear Mr. Brennan:

I am writing on behalf of Wells Fargo & Company (the "Company"), which received on October 7, 2016, the stockholder proposal submitted by the Unitarian Universalist Association (the "Proponent") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The October 5, 2016 State Street letter that you provided is insufficient because it only states that the shares have "been held in custody for more than a one year period, preceding and including October 4, 2016," but does not cover the full one-year period preceding and including October 6, 2016, the date the Proposal was submitted to the Company.

To remedy this defect, the Proponent must obtain a new proof of ownership letter verifying its continuous ownership of the required number or amount of Company shares for the one-year period preceding and including October 6, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including October 6, 2016; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the required number or amount of



Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including October 6, 2016.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including October 6, 2016. The Proponent should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including October 6, 2016, the required number or amount of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 90 South 7th Street, MAC N9305-173, Minneapolis, MN 55402. Alternatively, you may transmit any response by facsimile to me at 612-667-5828 or by email at mary.e.schaffner@wellsfargo.com.

If you have any questions with respect to the foregoing, please contact me at 612-667-2367, or you may contact Willie J. White, my colleague in the Wells Fargo Law Department, at 704-410-5082. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Mary E. Schaffner
Senior Vice President and
Senior Company Counsel

MES/k
Enclosures

c: Willie J. White, Esq.

FIDUCIARYTRUST

October 24, 2016

To Whom It May Concern:

RE: Oliver P. and Jennifer Blackman ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Fiduciary Trust of Boston holds as custodian for the above account 2,000 shares of Wells Fargo & Company common stock. These 2,000 shares were received on August 14, 2006 from a stock split payable on August 11, 2006. The original position has been held continuously in this account for at least one year prior to October 24, 2016.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,



Scott S. Sumner
Vice President, Head of Custody

SSS/ljf

FIDUCIARY TRUST COMPANY 175 FEDERAL STREET, BOSTON, MA 02110 617-482-5270
www.fiduciary-trust.com

By Email and Fax (612) 667-5828

October 24, 20156

Mr. Mary E. Schaffner
Senior Vice President and Senior Company Counsel
Wells Fargo and Company
90 South 7th Street
MAC N9305-173
Minneapolis, MN 55402
mary.e.schaffner@wellsfargo.com

Dear Ms. Schaffner:


UNITARIAN
UNIVERSALIST
ASSOCIATION

Timothy Brennan
Treasurer and
Chief Financial Officer

Please find enclosed verification that we are beneficial owners of 8,151 shares of Wells Fargo & Company and have been for more than one year preceding and including October 6, 2016.

Yours very truly,



Timothy Brennan



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

10/24/2016

To Whom It May Concern:

The Unitarian Universalist Association has consistently held 8,151 shares of WELLS FARGO & CO, CUSIP [redacted], in account number [redacted]. The asset has been held in custody for more than a one year period, preceding and including October 6, 2016. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

John Kuster

John Kuster
Client Service
State Street Corporation
Wealth Manager Services
(816) 871-3890

Ms. Shelley Alpern
Director of Research & Advocacy
Clean Yield Asset Management
16 Beaver Meadow Road
P.O. Box 874
Norwich, VT 05055

Dear Ms. Alpern:

We hereby authorize Clean Yield Asset Management to file a shareholder resolution on our behalf regarding executive compensation metrics at Wells Fargo (NYSE: WFC).

We are joint beneficial owners of more than $2,000 worth of common stock in WFC that we have held continuously for more than a year, and we intend to hold the stock through the date of the company's annual meeting in 2017.

We specifically give Clean Yield Asset Management full authority to deal with any and all aspects of the aforementioned shareholder resolution. We understand that our name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Signature

Oliver Blackman



Signature

Jennifer Blackman

10-5-16
Date

FIDUCIARYTRUST

To	Shelley Alpern	**Firm**	Clean Yield
Fax #	802-526-2528	**Total Pages**	2
From	Scott S. Sumner	Subject	Confirmation for Blackmans
Tel #	617-574-3426	Date	10/24/2016

Personal Message

Fiduciary Trust Company 175 Federal Street, Boston, MA 02110 617-482-5270

From: Shelley Alpern [mailto:shelley@cleanyield.com]
Sent: Monday, October 24, 2016 12:02 PM
To: Investor Relations
Subject: Shareholder proposal from Clean Yield Asset Management

To Investor Relations, Wells Fargo:

Could you please forward this to Anthony Augliera, Corporate Secretary, and confirm receipt of this email?

Thank you very much,

Shelley Alpern
Director of Social Research & Shareholder Advocacy
Clean Yield Asset Management
(802) 526-2525, x 103
(617) 970-8944 (cell)

Linking Executive Pay to Ethical Business Conduct and Sustainability

RESOLVED: Shareholders request the Board Compensation Committee assess the feasibility of integrating responsiveness to sustainability metrics and Code of Ethics Business Conduct ("Code") into the performance measures of senior Wells Fargo executives under the Company's compensation incentive plans and report the results to shareholders.

SUPPORTING STATEMENT:

Effectively managing for sustainability offers positive opportunities for companies and, we believe, should be one key metric by which executives are evaluated. Wells Fargo has published in-depth information about its sustainability leadership and how this is good business for the bank. The bank also strongly endorses their Code as guiding principles for employees.

However, widespread fraud impacting 2 million customer accounts, a fine of $185 million by the Consumer Financial Protection Bureau and dismissal of 5,300 bank employees highlights the urgent necessity of setting new standards for compensation and bonuses that reinforce ethical behavior and penalize irresponsible or illegal behavior.

Linking sustainability metrics and Wells Fargo Code of Ethics and Business Conduct to executive compensation could reduce risks, incent employees to meet sustainability and ethical goals and increase accountability. Examples might include: greenhouse gas emission reduction measurements, whether employee behavior violated Wells Fargo's Code, progress on diversity, how often the bank was fined or faced legal action.

Numerous studies suggest companies that integrate environmental, social and governance factors into their business strategy and executive compensation formulas reduce reputational, legal and regulatory risks and improve long-term performance.

And numerous companies already include sustainability and ethical conduct as a factor in bonus pay as they evaluate executive performance. This includes companies like Intel and IBM.

According to the largest study of CEOs on sustainability to date (*CEO Study on Sustainability 2013*, UN Global Compact and Accenture):

- 76 percent believe embedding sustainability into core business will drive revenue growth and new opportunities.
- 93 percent regard sustainability as key to success.

- 86 percent believe sustainability should be integrated into compensation discussions, and 67 percent report they already do.

The Glass Lewis report *In Depth: Linking Executive Pay to Sustainability* (2016) finds a “mounting body of research showing that firms that operate in a more responsible manner may perform better financially.”

A 2012 report by the United Nations Principles for Responsible Investment and the UN Global Compact found “the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value.”

In addition, having a clear signal that compensation is linked to living up to the bank’s Code and “Vision and Values” reinforces positive ethical conduct. We believe the consumer fraud and resultant scandal should be addressed in part by amending the executive pay and bonus formula.

Adopting this proposal may mitigate risks associated with CEO and executive pay and encourage more sustainable operations. The proponents encourage shareholders to vote in support.